KOBELCO | KOBE STEEL, LTD.
TOKYO HEAD OFFICE
9-12, Kita-Shinagawa 5-chome, Shinagawa-ku, TOKYO 141-8688 JAPAN

02028697

April 26, 2002

02 APR 30 AM 11:58

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Food Service Business to be Separated"

Thank you for your assistance in handling it as required.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Sincerely yours,

Yoshio Kato
Structured Finance Section
Finance Department
Kobe Steel, Ltd.

dlw 4/30

File number: 82-3371

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Food Service Business to be Separated

TOKYO (April 26, 2002) – Kobe Steel, Ltd. decided at its board of directors' meeting held today to transfer the food service business it operates at the Shiroyama Golf Club to Shiroyama Kaihatsu Kabushiki Kaisha, a subsidiary company. This transfer will be effective July 1, 2002.

1. Purpose of the Separation

The move of Kobe Steel's food service business at Shiroyama Golf Club to Shiroyama Kaihatsu is intended to consolidate the food service business at golf courses to operate more effectively.

2. Outline of the Separation

(1) Schedule

Kobe Steel board of directors' approval of separation agreement:	April 26, 2002
Shinko Kaihatsu board of directors' approval of separation agreement:	May 14, 2002
Separation date:	July 1, 2002
Registration of separation:	July 1, 2002

(2) Method of Transfer
The business at Kobe Steel to be separated will be transferred to Shiroyama Kaihatsu, the entity that will continue the business. In accordance with the Commercial Code, this transfer will be conducted without approval at Kobe Steel's general shareholders' meeting.

(3) Issuance of New Shares
Shiroyama Kaihatsu will issue 1.9 million new ordinary shares to Kobe Steel.

(4) Change in Capital due to Transfer
Kobe Steel's net assets will not change as it will acquire new shares in Shiroyama Kaihatsu equivalent in value to the business to be separated.

(5) Continuing Rights and Obligations
Shiroyama Kaihatsu will continue the rights and obligations of Kobe Steel's food service business at the Shiroyama Golf Club. In addition to Shiroyama Kaihatsu, Kobe Steel will also be responsible for the outstanding liabilities of the business to be shifted.

3. Outline of the Company Continuing the Business

Name:	Shiroyama Kaihatsu Kabushiki Kaisha
Business:	Golf course management, landscape gardening services
Establishment:	February 7, 1973
Head office:	Kakogawa, Hyogo Prefecture, Japan
Capital:	495 million yen
Employees:	60
Equity:	75.2% held by Kobe Steel, Ltd.

Media Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
Tel +81 3 5739-6010
E-mail www –admin@kobelco.co.jp

Investor Relations
Tel +81 3 5739-6043

Address:
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN